Exhibit 99.3

3Q 2018 Earnings Presentation 16 November 2018 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2018 in the form and content in which they appear.

A Leading Pure Play Eagle Ford Producer

Strong Third Quarter Results, Excellent Initial Well Results, Robust Hedge Book

- Positive 3Q18 Net Income of $4.6 million, excluding impact of unrealized hedges[5]
- September 2018 sales volumes of approximately 15,000 boepd[3]
- 3Q18 sales volumes of 11,141 boepd, exceeding high end of quarterly guidance
- 4Q18 net production guidance of 14,000 to 15,000 boepd[3]
- 4Q18 oil production volumes are ~98% hedge protected with attractive $66.73 floor

Strong Asset Base

- 52,300 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 461 undrilled Tier-1 Eagle Ford locations represent 12+ years drilling inventory
- Firm takeaway capacity on all oil volumes at premium Brent or LLS/MEH pricing

Significant Upside Potential

- Initial wells on newly acquired acreage have average IP30's of ~310 Boepd per 1,000'
- 30-40 wells per year significantly grows production, reserves, cash flow and net asset value
- Forecast 2019 production of 21,000-22,000 boe/d and EBITDAX of $250-275 MM[6]
- Additional upside through: production improvements, well and unit cost savings

Strong Balance Sheet and Liquidity Position

- Recently announced 40% increase of Borrowing Base Credit facility to $122.5mm
- Approximately $93 MM of available liquidity[7]
- Positioned to be self funding and cash flow positive by EOY 2019
- Net Debt-to-EBITDAX projected to drop from 2.2x at 3Q18 to ~1.2x by EOY 2019

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$345 MM
Enterprise Value[1]:	$612 MM
12/31/17 2P PV-10 Value[2]:	$963.6 MM
Proved Reserves[2]:	100.9 mmboe
% PDP Reserves[2]:	22.4%
Net Acreage:	52,300

	Sales Volumes	
Product	3Q18	YTD
Oil (bbls)	665,776	1,411,652
Gas (mcf)	1,285,672	3,412,346
NGLs (bbls)	144,933	342,952
Total (boe)	1,024,987	2,323,329
Boe/d[3]	11,141	8,510
3Q18 % Crude Oil:		65%
3Q18 EBITDA:		$30.4 MM
9/30 Debt to EBITDA[4]:		2.2x

(1) Enterprise Value is Market Capitalization as of 15 November 2018 plus $267MM Net Debt as of 30 September 2018.
(2) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing.
(3) Represents net sales volumes and excludes flared gas volumes.
(4) 9/30 Debt to EBITDA was calculated by annualizing 3Q EBITDA.
(5) Excludes accounting impact **of $23.8mm in** unrealized hedge losses for the period.
(6) Internal Company estimates using Strip NYMEX pricing as of 14 May 2018; assumes 2-rig drilling program.
(7) Liquidity represents cash plus available borrowing capacity as of September 30, 2018 plus $35mm borrowing base increase.

- 5 -

Third Quarter 2018 Operational & Financial Results 3Q Production Third Quarter 2018 average net daily production of 11,141 boe/d Represents a ~28% year-over-year increase compared to Third Quarter 2017 Year to Date 2018 average net daily production of 8,510 boe/d 3Q Financial Results Revenue of $53.8 MM, a ~70% year-over-year increase compared to Third Quarter 2017 Adjusted EBITDAX of $30.4MM, or a ~62% Adjusted EBITDAX Margin Average third quarter prices realized excluding the impact of hedging was $69.59 per barrel of oil, $2.65 per mmbtu of gas, and $28.15 per barrel of NGLs. On a blended basis, average pricing was $52.51 per Boe. Average third quarter prices received including the impact of hedges were $62.62 per barrel and $47.85 per Boe 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 Revenue (US$000s) Boe/d 0% 20% 40% 60% 80% $- $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 $18,000 $20,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

2018 and 2019 Summary Guidance(1) Delivering Substantial Operational and Financial Growth Over the Next 18 Months Sundance exceeded third quarter 2018 production guidance and is firmly on track to meet full year 2018 production guidance Development plan is on track, with 23 wells spud and 18 wells brought online year to date LOE per Boe expenses have begun to decrease but are expected to remain elevated in the near term due to utilization of Pioneer’s existing midstream contracts for acquired existing production LOE per Boe expenses decreased 22.5% quarter-over-quarter. LOE will continue to decline as additional production from the acquired assets comes online and flows through the new marketing contracts at the new, lower market rates All guidance figures based upon internal Company estimates using Strip NYMEX pricing as of 14 May 2018. First Half 2018 3Q 2018 Full Year 2018 Full Year 2019 Average Net Production (boe/d): 7,000 - 7,500 10,000 - 11,000 9,000 - 10,000 21,000 - 22,000 Capital Expenditures: $43 - 48 MM $175 - 190 MM $200 - 220 MM EBITDAX: $20 - 28 MM $100 - 110 MM $250 - 275 MM LOE per boe (1) : $11.50 - 12.50 $9.50 - 10.50 $7.50 - 8.50 Cash G&A per boe: $6.50 - 7.00 $4.50 - 5.50 $3.50 - 4.00 Wells Spudded: 11 30 - 35 35 - 40 IP Wells: 3 9 22 37

Successfully Executing Development Plan

Year to Date operations on track to deliver forecasted 2018 production ramp

- Spud 23 wells (7 on legacy assets, 16 on newly acquired assets) year to date
- 18 new wells brought onto production, 2 DUCs created year to date
- Finalizing drilling 3-well Harlan Bethune pad in Live Oak County and mobilizing to 2-well Red Ranch pad in Dimmit County

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	60-Day IP (boe/d)
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690'	1,345	1,017
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642'	484	404
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820'	446	371
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015'	1,291	1,100
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234'	1,132	969
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,779'	1,102	1,091
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,073'	1,234	1,066
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,314'	1,183	901
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258'	1,296	-
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299'	1,042	-
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528'	1,691	1,588
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702'	1,738	1,579
James Keith Esse 06H	Live Oak	26-Jul-18	12-Oct-18	13-Nov-18	5,175'	-	-
James Keith Esse 07H	Live Oak	22-Jul-18	12-Oct-18	13-Nov-18	5,178'	-	-
James Keith Esse 08H	Live Oak	24-Jul-18	12-Oct-18	13-Nov-18	5,180'	-	-
James Keith Esse 09H	Live Oak	20-Jul-18	12-Oct-18	13-Nov-18	5,164'	-	-
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	6,445'	-	-
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	5,487'	-	-
Harlan Bethune 22H	Live Oak	17-Sep-18	-	-	-	-	-
Harlan Bethune 23H	Live Oak	21-Sep-18	-	-	-	-	-
Harlan Bethune 24H	Live Oak	25-Sep-18	-	-	-	-	-
Hoskins 20H	McMullen	25-Sep-18	-	-	-	-	-
Hoskins 21H	McMullen	27-Sep-18	-	-	-	-	-
Roy Esse 15H	Live Oak	21-Nov-18	-	-	-	-	-
Roy Esse 16H	Live Oak	23-Nov-18	-	-	-	-	-
Roy Esse 17H	Live Oak	25-Nov-18	-	-	-	-	-
Roy Esse 18H	Live Oak	27-Nov-18	-	-	-	-	-
Red Ranch 18H	Dimmit	17-Nov-18	-	-	-	-	-
Red Ranch 19H	Dimmit	19-Nov-18	-	-	-	-	-

Currently drilling 3-well Harlan Bethune Pad

Currently completing 2-well Hoskins Pad

Currently mobilizing to 2-well Red Ranch Pad

8

Excellent Preliminary Well Results

Recent Wells Brought Online

- To date in 4Q18 Sundance brought the 2-well Idylwood and 4-well Jame Keith Esse pads online in Live Oak County
- Sundance brought 9 wells online in 3Q18
  - 5 wells on the recently acquired acreage in Live Oak County
  - 2 wells on the recently acquired acreage in Atascosa County
  - 2 wells on the legacy acreage in McMullen County

Preliminary Well Results Demonstrate Superior Asset Quality

- Live Oak wells average IP-30s of ~360 boepd/1,000’
- Atascosa wells average IP-30s of ~185 boepd/1,000’
- Recent McMullen wells average IP-30s of ~150 boepd/1,000’

Well Name	County	IP Date	Completed Lat Length	24-HR IP (boepd)	24-HR / 1,000' ft	30-Day IP (boepd)	30-Day / 1,000' ft	60-Day IP (boepd)	60-Day / 1,000' ft	% Oil
Harlan Bethune 25H	Live Oak	15-Aug	4,779	941	197	1,102	231	1,091	228	73%
Harlan Bethune 26H	Live Oak	15-Aug	4,073	1,387	341	1,234	303	1,066	262	79%
Harlan Bethune 27H	Live Oak	15-Aug	3,314	1,264	381	1,183	357	901	272	76%
Harlan Bethune 34H	Live Oak	19-Aug	3,528	1,458	413	1,691	479	1,588	450	76%
Harlan Bethune 35H	Live Oak	19-Aug	3,702	1,504	406	1,738	469	1,579	426	79%
Allen MCM 1H	McMullen	17-Aug	8,015	1,388	173	1,291	161	1,100	137	74%
Allen MCM 2H	McMullen	17-Aug	8,234	1,297	158	1,132	137	969	118	77%
Justin Tom 5H	Atascosa	3-Sep	6,258	1,117	178	1,296	207	-	-	88%
Justin Tom 6H	Atascosa	3-Sep	6,299	913	145	1,042	165	-	-	91%
Idylwood 04H	Live Oak	16-Oct	6,445	1,323	205	-	-	-	-	82%
Idylwood 05H	Live Oak	16-Oct	5,487	1,452	265	-	-	-	-	82%

9

Sundance Initial Production Rates vs Peers Recent Sundance IP rates compare very favorably to 2018 results from Eagle Ford peers IP30/1,000’ GPI Oil IP30 boepd (norm 1,000’) Operator A Operator B Operator C Operator D Operator E Operator F Operator G SEA SEA Acquisition Wells Legacy Wells Note: Eagle Ford peers shown include Carrizo, Conoco Phillips, EOG, Lonestar, Marathon, Penn Virginia, and Wild Horse. Source data from RSEG.

Harlan Bethune 25H & 35H – Idylwood 4H & 5H Live Oak County Initial Well Performance vs Type Curve Harlan Bethune 26H , 27H & 34H Area 41 Live Oak wells are outperforming expectations by an average of ~150% to date Note: Cum Oil Type Curve is normalized to well GPI

Atascosa County Initial Well Performance vs Type Curve Tom Justin 5H & 6H Area 41 Atascosa County wells are outperforming expectations by an average of ~84% to date Note: Cum Oil Type Curve is normalized to well GPI

McMullen County Initial Well Performance vs Type Curve Allen MCM 1HA & 2HA 3Q18 McMullen County wells are performing according to expectations Note: Cum Oil Type Curve is normalized to well GPI

Year to Date 2018 Development – Legacy Acreage

Legacy Acreage Development Detail[1]

- 5 wells drilled, completed and brought online
- 2 DUC wells drilled and currently being completed (Hoskins pad)
- Well costs and results to date in line with expectations



Atascosa
AREA 41
Live Oak
McMullen
AREA 21
La Salle
AREA 11
McMullen

2 **Peeler Ranch Two Well Pad**
Peeler Ranch 8HC & 9HC



Atascosa
2

4 **Hoskins Two Well Pad**
Hoskins 20H & 21HC



McMullen
4
1
3

1 **Paloma Ranch Single Well Pad**
Paloma Ranch 7H

3 **Allen MCM Two Well Pad**
Allen MCM 1HA & 2HA

(1) Excludes the Red Ranch 18H & Red Ranch 19H wells being drilled in Dimmit County.

- 14 -

Year to Date 2018 Development – Newly Acquired Acreage

Newly Acquired Acreage Development Detail

- 13 wells drilled, completed and placed on production
- All well results to date significantly outperforming expectations
- Currently finalizing drilling the Harlan Bethune 22H, 23H, & 24H 3-well pad
- Then mobilizing to the Roy Esse 15H, 16H, 17H & 18H 4-well pad



Atascosa
AREA 41
Live Oak
McMullen
La Salle
AREA 21
AREA 11
McMullen



Atascosa
Area 41
Live Oak
1
2
3
4
5
6
7

1 **Harlan Bethune Three Well Pad**
Harlan Bethune 25H, 26H & 27H

2 **Justin Tom Two Well Pad**
Justin Tom 05H & 06H

3 **Harlan Bethune Two Well Pad**
Harlan Bethune 34H & 35H

4 **James Keith Esse Four Well Pad**
James Keith Esse 06H, 07H, 08H & 09H

5 **Idylwood Two Well Pad**
Idylwood 04H & 05H

6 **Harlan Bethune Three Well Pad**
Harlan Bethune 22H, 23H & 24H

7 **Roy Esse Four Well Pad**
Roy Esse 15H, 16H, 17H & 18H

15

Proactive Hedging Program Provides Downside Protection All figures representative of Sundance’s hedge book through 2023 as at 15 November 2018. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public oil production guidance. Gas Hedges(1) Oil Hedges(1) Hedging covers ~98% of 2018 and ~47% of 2019 forecast oil production(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2018 502,000 $3.12 $3.33 2019 2,172,000 $2.95 $3.34 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 6,730,000 $2.79 $2.94 Crude WTI Contracts LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2018 280,000 $69.23 $69.23 266,000 $64.10 $68.93 2019 1,160,000 $60.36 $65.76 1,157,000 $59.77 $66.18 2020 1,326,000 $53.66 $59.56 - - - 2021 612,000 $48.49 $59.23 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 4,066,000 $54.29 $62.25 1,423,000 $60.58 $66.69 Gas Hedges(1) Oil Hedges(1) $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2018 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 2,000 4,000 6,000 8,000 10,000 2018 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor

At 3Q18, PVAC had 84,700 net acres and 22,912 Boepd production Implied EV/FY+1 EBITDA valuation of 3.6x Implied EV/1P Reserves valuation of $20.77/boe Recent Eagle Ford Peer Transactions Recent Eagle Ford Transactions Imply Significant Sundance Valuation Upside At 3Q18, WRD had 418,000 net acres and 49,000 Boepd production Implied EV/FY+1 EBITDA valuation of 4.5x Implied EV/1P Reserves valuation of $10.31/boe Penn Virginia Purchased By Denbury Resources for $1.7 Billion Wildhorse Acquired By Chesapeake Energy for $4.0 Billion All Wildhorse and Penn Virginia statistics as per most recent public company filings. Represents consensus estimates as per Capital IQ. Represents Sundance’s September 2018 average daily production. CHK - WRD Acquisition DNR - PVAC Acquisition Sundance Energy Announced Purchase Price ($mm) $3,977 $1,716 Company Overview(1) 3Q Production (boepd) 49,000 22,912 15,000(3) Net Acres 418,000 84,700 52,300 Remaining Locations 3,207 461 461 Proj. 2019 EBITDAX ($mm)(2) $882 $512 $263 1P Reserves (mmboe) 386 83 101 Implied Valuation Metric Avg. Deal Metric Implied SEA EV Implied SEA Share Price Proj 2019 EV/EBITDA 4.5x 3.4x 3.9x $1,032 $0.11 Price Per Location ($mm) $1.2 $3.7 $2.5 $1,144 $0.13 EV/1P ($/boe) $10.31 $20.77 $15.54 $1,570 $0.19

PVAC had 84,700 net acres and 22,912 Boepd production Implied EV/FY+1 EBITDA valuation of 3.6x Implied EV/1P Reserves valuation of $20.77/boe Recent Eagle Ford Peer Transactions Recent Eagle Ford Transactions Imply Significant Sundance Valuation Upside WRD had 418,000 net acres and 49,000 Boepd production Implied EV/FY+1 EBITDA valuation of 4.5x Implied EV/1P Reserves valuation of $10.31/boe Penn Virginia Purchased By Denbury Resources for $1.7 Bn Wildhorse Acquired By Chesapeake Energy for $4.0 Bn All Wildhorse and Penn Virginia statistics as per most recent public company filings. Represents consensus estimates as per Capital IQ. Represents Sundance’s September 2018 average daily production. Sundance’s Acreage CHK - WRD Acquisition DNR - PVAC Acquisition Sundance Energy Announced Purchase Price ($mm) $3,977 $1,716 Company Overview(1) 3Q Production (boepd) 49,000 22,912 15,000(3) Net Acres 418,000 84,700 52,300 Remaining Locations 3,207 461 461 Proj. 2019 EBITDAX ($mm)(2) $882 $512 $263 1P Reserves (mmboe) 386 83 101 Implied Valuation Metric Avg. Deal Metric Implied SEA EV Implied SEA Share Price Proj 2019 EV/EBITDA 4.5x 3.4x 3.9x $1,032 $0.11 Price Per Location ($mm) $1.2 $3.7 $2.5 $1,144 $0.13 EV/1P ($/boe) $10.31 $20.77 $15.54 $1,570 $0.19

High Quality Asset Base with Material Inventory 12+ years of highly attractive Tier 1 drilling inventory with $963.6 MM of 2P PV10 as at year end 2017(1) Highly attractive single well economics (65%+ IRR or higher) across assets at existing commodity prices(2) Robust strong Oil-Weighted Development Activity 30 – 40 well per twelve month period drilling program Development plan on track with 23 wells drilled and 18 wells brought online year to date Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Long term fixed-price contracts executed for rigs and being finalized for dedicated frac crew provide certainty and cost savings Attractive Midstream & Pricing Economics Midstream contracts for recently acquired assets provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via recently signed physical offtake deal for all legacy volumes Ample Liquidity, Strong Balance Sheet & Rapid Deleveraging Recent 40% increase to borrowing base provides additional liquidity cushion Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275 MM(3) No debt maturities through late 2022, projected growth drives Net Debt-to-EBITDAX to ~1.2x in 2019(3) Strong Free Cash Flow Generation Company positioned to be self funding and cash flow positive by EOY 2019(2) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing. Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing. Relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018. Investment Highlights